[Letterhead of Imaging Diagnostic Systems, Inc.]

June 6, 2011

Via EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Ms. Mary Beth Breslin

Re:	Imaging Diagnostic Systems, Inc.
Registration Statement on Form S-1
File No. 333-171327

Dear Ms. Breslin:

Imaging Diagnostic Systems, Inc. (the "Company"), recognizes that the disclosure in the above referenced filing is the responsibility of the Company.  The Company acknowledges to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and that the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

IMAGING DIAGNOSTIC SYSTEMS, INC.

/s/ Linda B. Grable

Linda B. Grable
Chief Executive Officer